SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549
             _________________________________________
                              FORM U-1
                     APPLICATION - DECLARATION
                             UNDER THE
             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
          ________________________________________________



Names of Companies filing this statement and addresses of principal executive offices:

National Fuel Gas Company         National Fuel Gas Supply
10 Lafayette Square                 Corporation
Buffalo, New York  14203         10 Lafayette Square
                                 Buffalo, New York  14203

Name of Top Registered Holding Company:  NATIONAL FUEL GAS COMPANY

Names and Addresses of Agents for Service:

J. P. Pawlowski, Secretary       J. R. Peterson, Assistant Secretary
National Fuel Gas Supply         National Fuel Gas Company
  Corporation                    10 Lafayette Square
10 Lafayette Square              Buffalo, New York  14203
Buffalo, New York  14203

It is respectfully requested that the Commission send copies of all notices, orders and communications to:

                  D. W. Reitz
                  Assistant General Counsel
                  National Fuel Gas Supply Corporation
                  10 Lafayette Square, Suite 1500
                  Buffalo, New York  14203


Item 1.  Description of Proposed Transactions.

    National Fuel Gas Company ("National") is a public utility holding company registered under the Public Utility Holding Company Act of 1935, as amended ("Act"). Joining in this application is National Fuel Gas Supply Corporation ("Supply"), a wholly-owned subsidiary of National engaged in the interstate transportation and storage of natural gas subject to the jurisdiction of the Federal Energy Regulatory Commission.

    Cunningham Natural Gas Corporation ("Cunningham") is a New York corporation with a principal business address of 165 Kennedy Street, Bradford, Pennsylvania 16701. Cunningham operates two natural gas wells, one in Allegany County, New York, and the other in Potter County, Pennsylvania, and a number of shallow oil wells in Pennsylvania.

    On October 8, 1997, Supply and Cunningham entered into an Asset Purchase and Reorganization Agreement (the "Agreement"), under which Supply, subject to certain conditions including Securities and Exchange Commission ("Commission") approval of this application-declaration, will acquire substantially all the assets of Cunningham in exchange for registered shares of common voting stock, $1 par value, of National, in a manner intended to qualify for non-recognition of gain or loss pursuant to Section 368 of the Internal Revenue Code (the "Exchange").

    Pursuant to the Agreement, Supply would acquire all of Cunningham's assets in the Exchange, with the exception of the excluded assets identified below. The assets to be acquired by Supply ("the Assets") include the following:

    (1) Cunningham's two natural gas wells, and related pipelines, equipment, vehicles, leases, sales agreements and other property used in the production of natural gas;

    (2) Cunningham's cash, cash equivalents and receivables, except as identified below;

    (3) Approximately 640 acres of undeveloped timber property in Allegany County, New York; and

    (4) Any marketable securities that remain in Cunningham's accounts with two investment brokers at the time of the closing.

    The following assets of Cunningham will be excluded from the
Exchange:

    (1) Cunningham's oil wells and related equipment and other property;

    (2)  an amount of cash or cash equivalents (not to exceed
$300,000) retained by Cunningham to pay deferred compensation obligations predating the Agreement; and

    (3)  two pickup trucks and one brine truck.

    In exchange for the Assets, Supply will deliver registered shares of common stock of National ("the Shares") to Cunningham having a value, as of the end of the last business day immediately preceding the closing ("the Valuation Date"), equal to the consideration described in Exhibit I-1. If, as assumed by the pro forma financial statements included with this filing, the Exchange had been consummated on November 30, 1997, the Shares would have consisted of less than 2/10 of 1% of National's issued and outstanding common stock, and the value of the Shares would also have amounted to a small fraction of 1 % of the total assets of National and its subsidiaries on that date.

    The Shares to be exchanged for Cunningham's assets will be registered with the Commission under the Securities Act of 1933, issued in compliance with any applicable state Blue Sky Laws, and listed on the New York Stock Exchange. The Shares shall be exchanged without preference as to dividends or distribution over, and shall have equal voting rights with, all outstanding common stock of National.

    In order to effectuate the Exchange, National will issue the Shares to Supply, and Supply will, in turn, pay National the issue date market value of the Shares. (Footnote #1) Supply will then exchange the Shares for the Assets.

____________________

(Footnote #1)  Supply plans to finance this payment to National through borrowings from the National Fuel Gas System money pool.
See File No. 70-8729.
____________________

    The acquisition of Cunningham's natural gas properties is expected to improve operations of Supply's underground natural gas storage facilities in Allegany and Steuben Counties, New York.

    This application-declaration is being submitted pursuant to Sections 6(a), 7, 9(a) and 10 of the Act. With respect to acquisition authorization under Sections 9(a) and 10, Section 2(b) of the Gas Related Activities Act of 1990, 15 U.S.C. Section 79k (Law Co-op. 1993) provides that the functional relationship requirement of Section 11 of the Act will be deemed satisfied if the Commission determines that

        "(1) . . . such acquisition is in the interest of consumers of each gas utility company of [the] registered company or consumers of any other subsidiary of such registered company;
    and

        (2) . . . such acquisition will not be detrimental to the interests of consumers of any such gas utility company or other subsidiary or to the proper functioning of the registered holding company system."

The Exchange is in the interest of Supply's direct and indirect transportation and storage customers, including National Fuel Gas Distribution Corporation ("Distribution"), National's public utility subsidiary and its customers, because the Exchange is expected to result in improved performance and greater utilization of Supply's storage fields in Allegany and Steuben Counties. Distribution purchases firm storage services from Supply and relies upon the capacity and deliverability of Supply's storage fields to meet its winter heating requirements. In addition, the Exchange will be in no way detrimental to the public interest, investors, or the proper functioning of the National Fuel system.

    While it does not appear that Supply's acquisition of Cunningham's assets will be exempt under Rule 58 because it does not involve the acquisition of securities, approval of this asset acquisition would be fully consistent with the Commission's purpose in issuing Rule 58; i.e., "to facilitate investments by registered holding companies in energy-related and gas-related companies." (Footnote #2) As a producer of natural gas, Cunningham falls within the definition of "gas-related company."

____________________

(Footnote #2)  Holding Co. Act Release No. 26667 (February 14,
1997), 62 FR 7900 at 7902 (February 20, 1997).
____________________

    With respect to stock issuance authorization under Sections 6(a) and 7 of the Act, Section 7(d)(3) provides that a declaration shall not become effective if financing by the issue or sale of the particular security is not necessary or appropriate to the economical and efficient operation of a business in which applicant lawfully is engaged or has an interest. As shown by the discussion above, issuance of the Shares is necessary or appropriate to the economical and efficient operation of Supply's business, and will satisfy this and all other requirements of Section 7 of the Act.

Item 2.  Fees, Commissions and Expenses

    Registration Fees (Estimated)             $932

    Expenses of Counsel and
      Auditors  for National (Estimated)     $5000

    Fees and Expenses of Counsel           $40,000
      for Supply (Estimated)

    Appraisal Fees    (Estimated)          $10,000

    Misc. Expenses (Estimated)              $1,000


Item 3.  Applicable Statutory Provisions

    Sections 6(a), 7, 9(a), and 10 of the Act, and Rules 23, 24, and 43 are considered or may be applicable to the proposed transactions.

    Sections 6(a) and 7 of the Act and Rule 43 will apply to the issuance of the Shares by National.

    Sections 9(a) and 10 may apply to Supply's acquisition of Cunningham's assets. In addition, these sections would apply to the acquisition by Supply of any marketable securities that remain in Cunningham's investment accounts on the date of the closing, to the extent such acquisition would not be exempt under Rule 40.

    The Gas Related Activities Act would be applicable to any aspect of the Exchange that is subject to Sections 9(a) and 10.

    To the extent that any aspect of the Exchange is considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules or regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.

Item 4.  Regulatory Approval

    No consent or approval of any federal commission (other than the Commission under the Act and the Securities Act of 1933) is required with respect to the transactions proposed herein. By agreement of the parties, Cunningham's obligation to consummate the Exchange is contingent upon its receipt of a ruling from the Internal Revenue Service that the Exchange will qualify as a tax-free reorganization pursuant to Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended. On February 3, 1998, Cunningham submitted a request to the Internal Revenue Service seeking such ruling.

    These transactions concern the acquisition of one natural gas well permitted by the New York State Department of Environmental Conservation, and one permitted by the Pennsylvania Department of Environmental Protection. The only state commission approvals necessary in regard to the proposed transactions are that each of these environmental agencies must approve the transfer of the well permits related to the wells located in their respective jurisdictions. There are no approvals necessary from any state commissions that regulate public utilities.

Item 5.  Procedure

    The Commission is requested to issue an order permitting the declaration to become effective as soon as practicable so that the
Exchange may be consummated on or before June 1, 1998.   The
Agreement provides that the Exchange is contingent upon a closing occurring on or before June 1, 1998. There is a possibility that the Exchange will not be consummated if it does not close by that time.

    Applicant-Declarants respectfully request that the Commission's Order herein be entered pursuant to the provisions of Rule 23. If a hearing is ordered, Applicant-Declarants waive a recommended decision by a Hearing Officer, or any other responsible officer of the Commission, agree that the Division of Investment Management may assist in the preparation of the Commission's decision and request that there be no waiting period between the issuance of the Commission's Order and the date on which it becomes effective.

    Applicant-Declarants hereby request that certain information contained in the Exhibits hereto, as indicated in the index of Exhibits (the "Information") be kept confidential pursuant to Rule 104(b) [17 CFR Section 250.104(b)].

    Public disclosure of the Information is not necessary or appropriate in the public interest or for the protection of investors or consumers. The Information describes the consideration to be paid to Cunningham for its assets and the effect of the Exchange on the financial statements of National, Supply, and the National Fuel system. As stated above, the consideration represents a small fraction of 1% of both National's issued and outstanding shares and the assets of the National Fuel system, too small an amount to be material to investors or consumers. The Agreement was the product of confidential negotiations concerning the settlement of pending litigation between the parties. Public disclosure of the consideration may prejudice either or both parties in the litigation if the Exchange is not consummated due to unsatisfied closing conditions. In addition, Supply may be prejudiced if its competitors are able to learn the value it places on the assets to be acquired before the closing occurs.

Item 6.  Exhibits and Financial Statements

    The following exhibits and financial statements are filed as part of this application-declaration:

    (a)  Exhibits:

        A-1 Common Stock Shares to be issued by National (to be filed by amendment).

        B-1 Asset Purchase and Reorganization Agreement between
        Supply and Cunningham.  THIS AGREEMENT IS SUBJECT TO A
        REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 104(b).

        C-1 Form S-4 Registration Statement under the Securities Act of 1933 regarding the issuance of the Shares by National (to be filed by amendment).

        D-1 Request by Cunningham for a ruling by the Internal Revenue Service that the Exchange qualifies as a tax-free reorganization under Section 368(a)(1)(C) of the Internal Revenue Code of 1986. THIS EXHIBIT IS SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 104(b).

        E-1 Map showing generally the location of the natural gas production properties to be acquired in relation to the facilities of Supply. THIS EXHIBIT IS SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 104(b).

        F-1 Opinion of New Jersey counsel for National (to be filed by amendment).

        F-2 Opinion of Pennsylvania counsel for Supply (to be filed by amendment).

        G-1 Financial Data Schedules. THIS EXHIBIT IS SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 104(b).

        H-1 Proposed form of public notice (designated as Exhibit
        EX-99 for Edgar purposes).

        I-1 Discussion of consideration. THIS EXHIBIT IS SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 104(b).

    (b)  Financial Statements

        S-1 Pro forma consolidated financial statements for National Fuel Gas Company and adjusting journal entries. THIS EXHIBIT IS SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER
        RULE 104(b).

        S-2 Pro forma financial statements for National Fuel Gas
        Company and adjusting journal entries. THIS EXHIBIT IS
        SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE
        104(b).

        S-3 Pro forma financial statements for National Fuel Gas
        Supply Corporation and adjusting journal entries.  THIS
        EXHIBIT IS SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 104(b).

        S-4 Notes to consolidated financial statements of National Fuel Gas Company. THIS EXHIBIT IS SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 104(b).


Item 7.  Information as to Environmental Effects

    The proposed transactions involve the change in ownership of existing properties and therefore involve no major action which will significantly affect the quality of the human environment. No federal agency has prepared or is preparing an environmental impact statement with respect to the transactions proposed in this application-declaration.


SIGNATURES

    Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this Statement to be signed on their behalf by the undersigned thereunto duly authorized.


Dated:  February 10, 1998    NATIONAL FUEL GAS COMPANY


                             By:  /s/ James R. Peterson
                                 James R. Peterson
                                 Assistant Secretary


                             NATIONAL FUEL GAS SUPPLY
                             CORPORATION


                             By:  /s/ John R. Pustulka
                                 John R. Pustulka
                                 Vice President